SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of February, 2006

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                                  SCHEDULE 11

    Notification of Transactions of Directors/Persons Discharging Managerial
                      Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

 1. An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

 2. An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

 3. An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

 4. An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



All relevant boxes should be completed in block capital letters

 1    Name of the Issuer             2        State whether the
                                              notification relates to:

      RYANAIR HOLDINGS PLC                    (i) a transaction notified
                                              in accordance with Market
                                              Abuse Rules;

                                              (ii) a disclosure made in
                                              accordance with section 53
                                              (as extended by section 64
                                              of the Companies Act 1990)
                                              or entered into the
                                              issuer's register in
                                              accordance with section 59
                                              of the Companies Act 1990;
                                              or

                                              (iii) both (i) and (ii).

                                              (iii)

 3    Name of person discharging     4    State whether notification
      managerial responsibilities/        relates to a person connected
      director                            with a person discharging
                                          managerial responsibilities/
                                          director named in 3 and
                                          identify the connected person

      MICHAEL HORGAN, DIRECTOR            N/A

 5    Indicate whether the           6    Description of shares
      notification is in respect          (including class) debentures
      of a holding of the person          or derivatives or financial
      referred to in 3 or 4 above         instruments relating to shares
      or in respect of a
      non-beneficial interest

      HOLDING                             ORDINARY SHARES

 7    Name of registered             8    State the nature of the
      shareholder(s) and, if more         transaction
      than one, number of shares
      held by each of them

      MICHAEL HORGAN                      EXERCISE AND SALE OF SHARE
                                          OPTIONS

 9    Number of shares, debentures  10    Percentage of issued class
      or financial instruments            acquired (treasury shares of
      relating to shares acquired         that class should not be taken
                                          into account when calculating
                                          percentage)

      50,000                              0.0065%

11    Number of shares, debentures  12    Percentage of issued class
      or financial instruments            disposed (treasury shares of
      relating to shares disposed         that class should not be taken
                                          into account when calculating
                                          percentage)

      29,000                              0.0038%

13    Price per share or value of   14    Date and place of transaction
      transaction

      EUR 7.78                              ISE - 17 FEBRUARY 2006

15    Total holding following       16    Date issuer informed of
      notification and total              transaction
      percentage holding following
      notification (any treasury
      shares should not be taken
      into account when
      calculating percentage)

      25,000 OR 0.0032%                   20 FEBRUARY 2006

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17    Date of grant                     18    Period during which or
                                              date on which it can be
                                              exercised

      n/a                                     n/a

19    Total amount paid (if any) for    20    Description of shares or
      grant of the option                     debentures involved (class
                                              and number)

      N/A                                     n/a

21    Exercise price (if fixed at time  22    Total number of shares or
      of grant) or indication that the        debentures over which
      price is to be fixed at the time        options are held following
      of exercise                             notification

      N/A                                     N/A

23    Any additional information        24    Name of contact and
                                              telephone number for
                                              queries

                                              JIM CALLAGHAN - +3531
                                              8121236



Name and signature of duly designated officer of issuer responsible for making notification

JIM CALLAGHAN, COMPANY SECRETARY________________________________________

Date of notification _______20 FEBRUARY 2006____________________________





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  20 February 2006

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director